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                             October 5, 2023

       Marc de Garidel
       Chief Executive Officer
       Abivax SA
       7-11 boulevard Haussmann
       75009 Paris
       France

                                                        Re: Abivax SA
                                                            Registration
Statement on Form F-1
                                                            Filed September 29,
2023
                                                            File No. 333-274780

       Dear Marc de Garidel:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2023 letter.

       Registration Statement on Form F-1 filed September 29, 2023

       Dilution, page 86

   1. Please explain why you did not deduct goodwill from total assets to calculate net tangible book value per share as
of June 30, 2023.
 Marc de Garidel
FirstName
Abivax SALastNameMarc de Garidel
Comapany
October    NameAbivax SA
        5, 2023
October
Page 2 5, 2023 Page 2
FirstName LastName
       Please contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Ryan Sansom